**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**May 16, 2012**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**American Petroleum Tankers Parent LLC**

**File No. 333-171331 – CF #28209**

_____

American Petroleum Tankers Parent LLC submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 30, 2012.

Based on representations by American Petroleum Tankers Parent LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.12          through June 30, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Loan Lauren P. Nguyen
Special Counsel